UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

EPIZYME, INC.

(Name of Subject Company (Issuer))

HIBERNIA MERGER SUB, INC.

(Offeror)

a wholly owned subsidiary of

IPSEN BIOPHARMACEUTICALS, INC.

(Parent of Offeror)

a wholly owned subsidiary of

IPSEN PHARMA SAS

(Parent of Offeror)

IPSEN SA

(Other Person)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

29428V104

(CUSIP Number of Class of Securities)

Francois Garnier, EVP General Counsel and Chief Business Officer

Ipsen Pharma SAS

65 Quai Georges Gorse

92100 Boulogne-Billancourt, France

Tel. +33 1 58 33 50 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Tony Chan, Esq. Orrick, Herrington & Sutcliffe LLP Columbia Center 1152 15th Street, N.W. Washington, DC 20005-1706	Marsha Mogilevich, Esq. Orrick, Herrington & Sutcliffe LLP 51 West 52nd Street New York, NY 10019-6142

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

The pre-commencement communication filed under cover of this Schedule TO relates to a planned tender offer (the “Offer”) by Hibernia Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Ipsen Biopharmaceuticals, Inc., a Delaware corporation and a wholly owned subsidiary of Ipsen Pharma SAS, a French société par actions simplifiée (the “Parent”), for all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Common Stock”), of Epizyme, Inc. (the “Company”), pursuant to an Agreement and Plan of Merger, dated as of June 27, 2022 (the “Merger Agreement”), by and among the Company, the Parent and the Purchaser. This Schedule TO is being filed on behalf of the Parent and the Purchaser.

The Offer for the outstanding shares of Common Stock has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Common Stock. The solicitation and offer to buy shares of Common Stock will only be made pursuant to the tender offer materials that the Parent intends to file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the Offer. At the time the Offer is commenced, the Parent will file a tender offer statement on Schedule TO with the SEC, and the Company will file a solicitation/recommendation statement on Schedule 14D-9 (“Schedule 14D-9”) with respect to the Offer. THE COMPANY’S STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. Both the tender offer statement and the Schedule 14D-9 will be mailed to the Company’s stockholders free of charge. Investors and stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available) at the SEC’s web site at www.sec.gov, by contacting the Company’s Investor Relations either by telephone at (617) 229-5872 or e-mail at egraves@epizyme.com, at the Company’s website at www.epizyme.com or by directing a request to the information agent for the tender offer who will be named in the tender offer materials.

EXHIBIT INDEX

Exhibit	Description

99.1	Joint Press Release dated June 27, 2022 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Epizyme, Inc. filed with the SEC on June 27, 2022 (File no. 001-35945)).